3801 Paxton St.
Harrisburg, PA 17111

December 7, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-3
File Number 333-178291

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Metro Bancorp, Inc., a Pennsylvania corporation (“Company”), hereby requests that its Registration Statement No. 333-178291 on Form S-3, filed on December 2, 2011 (the “Registration Statement”), be withdrawn.  The Registration Statement purported to register 500,000 shares of common stock, $1.00 par value per share for the Company's Dividend Reinvestment and Stock Purchase Plan.  These shares should be registered on Form S-3D, rather than Form S-3. Consequently, the Company desires to withdraw the Registration Statement.

The Company represents that none of the 500,000 shares of common stock listed for registration on the Registration Statement have been sold or will be sold pursuant to the Registration Statement; the Company will file a new registration statement on Form S-3D.

The Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement, together with all exhibits filed with the Registration Statement.  The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this matter, please contact Mary Alice Busby, Esquire (Mette, Evans & Woodside) at 717-232-5000.

Very truly yours,
METRO BANCORP, INC.

/s/ Mark A. Zody
Mark A. Zody
Chief Financial Officer and Treasurer

cc:  Mary Alice Busby, Esquire
       Mette, Evans & Woodside